May 2, 2025

Philip Lister
Executive Vice President, Chief Financial Officer and Manager
Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, Texas 77380

        Re: Huntsman Corporation
            Huntsman International LLC
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 18, 2024
            File No. 001-32427
            File No. 333-85141
Dear Philip Lister:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Segment Analysis, page 31

1.     We note your discussion on page 31 includes total reportable segments adjusted
       EBITDA, which appears to create a non-GAAP financial measure that should be
       reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such non-GAAP measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for
          Corporate and other    expenses appears to present non-GAAP measures
that may
       exclude certain normal, recurring, cash operating expenses. Therefore, please revise to remove "total reportable segments' adjusted EBITDA" from your MD&A in your periodic filings and your Form 8-K earnings releases. Refer to Item 10(e)(1)(i)(B) of
 May 2, 2025
Page 2

       Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP
Compliance
       & Disclosure Interpretations.
2. We see that you present and discuss "Adjusted EBITDA from Corporate" for Huntsman Corporation and Huntsman International. Since "Corporate" does not
       appear to be an operating segment under ASC 280, the presentation of adjusted
       EBITDA from Corporate appears to be a non-GAAP measure that has not been reconciled to its most directly comparable GAAP measure. Please remove from future
       filings or revise to provide all of the disclosures required by Item 10(e)(1)(i) of
       Regulation S-K.
Consolidated Financial Statements
Note 26. Operating Segment Information, page F-49

3. Revise future filings to provide more substantive disclosure of how the chief operating decision maker uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources in accordance with ASC
       280-10-50-29(f). As a related matter, tell us what you mean by the statement in footnote (5) on page F-53 that you "believe that segment adjusted EBITDA more accurately reflects what our CODM, who has been determined to be our Chief
       Executive Officer, uses to make decisions about resources to be allocated to the segments and assess their financial performance."
4. Reference footnote (3) and (4) for adjusted fixed costs and other segment items which refer to footnote (5) and indicate that the line items exclude "certain" of those adjustments. In future filings, please revise to disclose the specific adjustments that are excluded from significant segment expenses and other segment items.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Sherman at 202-551-3640 or Kristin Lochhead at 202-551-3664
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services